Exhibit 4.10

1585 BROADWAY NEW YORK, NY 10036-8293

GUARANTEE

June 26, 2007

To:	Wilmington Trust Company,
as Subordination Agent,
as Agent and Trustee for the United Air Lines
Pass Through Trust 2007-1B, as Borrower
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
Attention: Corporate Trust Administration

Ladies and Gentlemen:

In consideration of that certain Revolving Credit Agreement (2007-1B) dated as of June 26, 2007 (“Liquidity Facility”) between Wilmington Trust Company, as Subordination Agent, as Agent and Trustee for the United Air Lines Pass Through Trust 2007-1B, as Borrower (hereinafter “Borrower”) and Morgan Stanley Senior Funding, Inc. (hereinafter “MSSF”), as Liquidity Provider (hereinafter “Liquidity Provider”), Morgan Stanley, a Delaware corporation (hereinafter “MS”), hereby irrevocably and unconditionally guarantees to the Borrower, with effect from the Effective Date, the due and punctual payment of all amounts payable by MSSF to the Borrower under the Liquidity Facility, when the same shall become due and payable, in accordance with the terms of the Liquidity Facility and giving effect to any applicable grace period under the Liquidity Facility. Upon failure of MSSF punctually to pay any such amounts, MS agrees to pay or cause to be paid such amounts. The Borrower agrees to demand payments from MS in writing at its address set forth in the signature block of this Guarantee (or to such other address as MS may specify in writing); provided that delay by the Borrower in giving such demand shall in no event affect MS’s obligations under this Guarantee. The initial Maximum Commitment under the Liquidity Facility is $11,756,123.40 and will be reduced from time to time in accordance with Section 2.04(a) of the Liquidity Facility.

MS hereby agrees that its obligations hereunder in respect of the Liquidity Facility shall be absolute and unconditional and will not be discharged except by complete payment of the amounts payable under the Liquidity Facility, irrespective of any claim as to the Liquidity Facility’s validity, regularity or enforceability or the lack of authority of MSSF to execute or deliver the Liquidity Facility; any insolvency, bankruptcy, reorganization or dissolution or any similar proceeding of MSSF, including without limitation rejection of MSSF’s payment obligations under the Liquidity Facility in such bankruptcy; any waiver of or consent to any departure from or failure to enforce any other guarantee for any or all of MSSF’s payment obligations under the Liquidity Facility; or any change in or amendment to the Liquidity Facility; or any waiver or consent by the Borrower with respect to any provisions of the Liquidity Facility; or the absence of any action to enforce the Liquidity Facility, or the recovery of any judgment against MSSF or of any action to enforce a judgment against MSSF under the Liquidity Facility; or any similar circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor generally.

MS hereby waives diligence, presentment, demand on MSSF for payment or otherwise, filing of claims, requirement of a prior proceeding against MSSF and protest or notice, except as provided for in the Liquidity Facility with respect to amounts payable by MSSF thereunder. If at any time payment under the Liquidity Facility is rescinded or must be otherwise restored or returned by the Borrower upon the insolvency, bankruptcy or reorganization of MSSF or MS or otherwise, MS’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by the Borrower as though such payment had not been made.

MS represents to the Borrower, as of the Effective Date, that:

1.	it is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has full power and legal right to execute and deliver this Guarantee and to perform the provisions of this Guarantee on its part to be performed;

2.	its execution, delivery and performance of this Guarantee have been and remain duly authorized by all necessary corporate action and do not contravene any provision of its certificate of incorporation or by-laws or any law, regulation or contractual restriction binding on it or its assets;

3.	all consents, authorizations, approvals and clearances (including, without limitation, any necessary exchange control approval) and notifications, reports and registrations requisite for its due execution, delivery and performance of this Guarantee have been obtained from or, as the case may be, filed with the relevant governmental authorities having jurisdiction and remain in full force and effect and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any governmental authority having jurisdiction is required for such execution, delivery or performance; and

4.	this Guarantee is its legal, valid and binding obligation enforceable against it in accordance with its terms except as enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights or by general equity principles.

This Guarantee may not be amended, modified, or waived except in writing executed by each of MS and the Borrower.

MS agrees that its obligations hereunder shall not be subject to offset or counterclaim (all of which are expressly waived by MS).

This Guarantee is a guarantee of payment and not of collection. This Guarantee shall continue to be effective if MS merges or consolidates with or into another entity, loses its separate legal identity or ceases to exist. The rights and obligations of MS under this Guarantee shall inure to the benefit of, and be binding upon, its successors and permitted assigns. However, MS hereby agrees that, other than as a result of a merger or consolidation or the sale of substantially all of the assets of MS in which the surviving entity assumes the obligations of MS, it shall not assign this Guarantee and all obligations arising from this Guarantee without prior written consent of the Borrower, such consent not to be unreasonably withheld.

By accepting this Guarantee and entering into the Liquidity Facility, the Borrower agrees that MS shall be subrogated to all rights of the Borrower against MSSF in respect of any amounts paid in respect of the Liquidity Facility by MS pursuant to this Guarantee, provided that MS shall be entitled to enforce or to receive any payment arising out of or based upon such right of subrogation with respect to the Liquidity Facility only to the extent that it has paid all amounts payable by MSSF under the Liquidity Facility; and provided further that nothing in this paragraph shall affect the payment obligations of MS under this Guarantee.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York. All capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Liquidity Facility.

MORGAN STANLEY

By:	/s/ Kevin P. Mooney
Name:	Kevin P. Mooney
Title:	Authorized Signatory
Address:	1585 Broadway
New York, NY 10036
Attention: Treasurer
Fax: (212) 762-0337